Exhibit 99.2

NORTH AMERICAN ENERGY PARTNERS INC.
Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of Canadian Dollars)

KPMG LLP
2200, 10175 101 Street
Edmonton AB T5J 0H3
Telephone (780) 429-7300
Fax (780) 429-7379
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of North American Energy Partners Inc.
Opinion on Internal Control Over Financial Reporting
We have audited North American Energy Partners Inc.’s (the “Company”)’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Report on the Consolidated Financial Statements
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2017, and 2016, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements") and our report dated February 13, 2018 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Chartered Professional Accountants
Edmonton, Canada
February 13, 2018

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

KPMG LLP
2200, 10175 101 Street
Edmonton AB T5J 0H3
Telephone (780) 429-7300
Fax (780) 429-7379
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of North American Energy Partners Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of North American Energy Partners Inc. (the "Company") as of December 31, 2017, and 2016, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements").
In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and 2016, and its financial performance and its cash flows for the years then ended, in conformity with US generally accepted accounting principles.
Report on Internal Control over Financial Reporting
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 13, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.
We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

We have served as the Company's auditor since 1998.

Edmonton, Canada

February 13, 2018

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

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Consolidated Balance Sheets
As at December 31
(Expressed in thousands of Canadian Dollars)

	2017	2016
Assets
Current assets
Cash	$8,186	$13,666
Accounts receivable, net (note 5 and 15(d))	47,228	40,080
Unbilled revenue (note 6 and 15(d))	21,572	15,965
Inventories	4,754	3,437
Prepaid expenses and deposits (note 7)	1,898	1,551
Assets held for sale (note 8 and 15(a))	5,642	247
	89,280	74,946
Property, plant and equipment, net of accumulated depreciation $220,320 (2016 - $204,860) (note 9)	278,648	256,452
Other assets (note 10(a))	5,177	4,876
Deferred tax assets (note 11)	10,539	13,807
Total Assets	$383,644	$350,081
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable	$35,191	$29,551
Accrued liabilities (note 12)	13,879	11,175
Billings in excess of costs incurred and estimated earnings on uncompleted contracts (note 6)	824	1,071
Current portion of capital lease obligations (note 14)	29,136	24,062
Current portion of long term debt (note 13(a))	—	8,169
	79,030	74,028
Long term debt (note 13(a))	70,065	31,266
Capital lease obligations (note 14)	37,833	37,338
Other long term obligations (note 16(a))	12,635	8,274
Deferred tax liabilities (note 11)	38,157	40,221
	237,720	191,127
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2017 - 28,070,150 (December 31, 2016 - 30,518,907) (note 17(a))	231,020	252,633
Treasury shares (December 31, 2017 - 2,617,926 (December 31, 2016 - 2,213,247)) (note 17(a))	(12,350)	(9,294)
Additional paid-in capital	54,416	45,915
Deficit	(127,162)	(130,300)
	145,924	158,954
Total liabilities and shareholders' equity	$383,644	$350,081
Commitments (note 18)
Contingencies (note 19)
Approved on behalf of the Board

/s/ Martin R. Ferron	/s/ Bryan D. Pinney
Martin R. Ferron, Chairman of the Board	Bryan D. Pinney, Lead Director
See accompanying notes to consolidated financial statements.

1	2017 Consolidated Financial Statements

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Consolidated Statements of Operations and
Comprehensive Income (Loss)
For the years ended December 31
(Expressed in thousands of Canadian Dollars, except per share amounts)

	2017	2016
Revenue	$292,557	$213,180
Project costs	116,346	80,023
Equipment costs	91,829	60,020
Depreciation	44,735	40,794
Gross profit	39,647	32,343
General and administrative expenses	25,299	27,222
Loss (gain) on disposal of property, plant and equipment	189	(116)
Gain on disposal of assets held for sale (note 8)	(166)	(374)
Amortization of intangible assets (note 10(b))	918	1,688
Operating income before the undernoted	13,407	3,923
Interest expense (note 20)	6,943	5,784
Other income	—	(1,375)
Foreign exchange (gain) loss	(4)	8
Income (loss) before income taxes	6,468	(494)
Income tax expense (benefit) (note 11):
Deferred	1,204	(49)
Net income (loss) and comprehensive income (loss)	$5,264	$(445)
Per share information
Net income (loss) - basic (note 17(b))	$0.20	$(0.01)
Net income (loss) - diluted (note 17(b))	$0.18	$(0.01)
See accompanying notes to consolidated financial statements.

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Consolidated Statements of Changes in Shareholders’
Equity
(Expressed in thousands of Canadian Dollars)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Total
Balance at December 31, 2015	$275,520	$(5,960)	$29,527	$(127,469)	$171,618
Net loss	—	—	—	(445)	(445)
Exercised options (note 21(b))	471	—	(187)	—	284
Stock-based compensation (note 21)	—	370	2,421	—	2,791
Dividends (note 17(d)) ($0.08 per share)	—	—	—	(2,386)	(2,386)
Share purchase programs (note 17(c))	(23,358)	—	14,154	—	(9,204)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 17(a))	—	(3,704)	—	—	(3,704)
Balance at December 31, 2016	$252,633	$(9,294)	$45,915	$(130,300)	$158,954
Net income	—	—	—	5,264	5,264
Exercised options (note 21(b))	960	—	(385)	—	575
Stock-based compensation (note 21)	—	1,642	1,283	—	2,925
Dividends (note 17(d)) ($0.08 per share)	—	—	—	(2,126)	(2,126)
Share purchase programs (note 17(c))	(22,573)	—	7,603	—	(14,970)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 17(a))	—	(4,698)	—	—	(4,698)
Balance at December 31, 2017	$231,020	$(12,350)	$54,416	$(127,162)	$145,924
See accompanying notes to consolidated financial statements.

3	2017 Consolidated Financial Statements

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Consolidated Statements of Cash Flows
For the years ended December 31
(Expressed in thousands of Canadian Dollars)

	2017	2016
Cash (used in) provided by:
Operating activities:
Net income (loss) available to common shareholders	5,264	(445)
Adjustments to reconcile to net cash from operating activities:
Depreciation	44,735	40,794
Amortization of intangible assets (note 10(b))	918	1,688
Amortization of deferred financing costs (note 10(c), note 13(a) and note 20)	797	572
Loss (gain) on disposal of property, plant and equipment	189	(116)
Gain on disposal of assets held for sale (note 8)	(166)	(374)
Stock-based compensation expense (note 21(a))	3,995	6,030
Cash settlement of stock-based compensation (note 21(c(i)) and 21(e))	(343)	(1,211)
Other adjustments (note 10(d), note 16(b) and note 16(c))	181	97
Non-monetary other income	—	(1,375)
Deferred income tax expense (benefit) (note 11)	1,204	(49)
Net changes in non-cash working capital (note 22(b))	(7,029)	(5,780)
	49,745	39,831
Investing activities:
Purchase of property, plant and equipment	(53,813)	(27,075)
Additions to intangible assets (note 10(b))	(66)	(304)
Proceeds on disposal of property, plant and equipment	20,790	15,182
Proceeds on disposal of assets held for sale	1,640	1,681
Issuance of loan to partnership (note 10(a) and note 24)	(969)	—
Investment in partnership (note 24)	(1,177)	—
	(33,595)	(10,516)
Financing activities:
Repayment of credit facilities	(19,941)	(5,962)
Increase in credit facilities	11,732	16,962
Issuance of Convertible Debentures (note 13(d))	40,000	—
Financing costs (note 10(c) and note 13(e))	(2,982)	(99)
Redemption of Series 1 Debentures (note 13(c))	—	(19,927)
Repayment of capital lease obligations	(29,161)	(24,533)
Proceeds from options exercised (note 21(b))	575	284
Dividend payments (note 17(d))	(2,185)	(1,817)
Share purchase programs (note 17(c))	(14,970)	(9,204)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 17(a))	(4,698)	(3,704)
	(21,630)	(48,000)
Decrease in cash	(5,480)	(18,685)
Cash, beginning of year	13,666	32,351
Cash, end of year	$8,186	$13,666
Supplemental cash flow information (note 22(a))
See accompanying notes to consolidated financial statements.

2017 Consolidated Financial Statements	4

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Notes to Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1. Nature of operations
North American Energy Partners Inc. (the “Company”), formerly NACG Holdings Inc., was incorporated under the Canada Business Corporations Act on October 17, 2003. On November 26, 2003, the Company purchased all the issued and outstanding shares of North American Construction Group Inc. (“NACGI”), including subsidiaries of NACGI, from Norama Ltd. which had been operating continuously in Western Canada since 1953. The Company had no operations prior to November 26, 2003. The Company provides a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.
2. Significant accounting policies
a) Basis of presentation
These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Material inter-company transactions and balances are eliminated upon consolidation. These consolidated financial statements include the accounts of the Company, its wholly-owned, Canadian incorporated subsidiaries, NACGI, North American Fleet Company Ltd., North American Construction Holdings Inc. (“NACHI”) and NACG Properties Inc., and the following 100% owned, Canadian incorporated subsidiaries of NACHI as of December 31, 2017:

• North American Engineering Inc.	• North American Site Development Ltd.
• North American Enterprises Ltd.	• North American Maintenance Ltd.
• North American Mining Inc.	• North American Tailings and Environmental Ltd.
• North American Services Inc.	• 1753514 Alberta Ltd.
North American Enterprises Ltd. holds a 49% ownership interest in the assets, liabilities, revenue and expenses of a partnership agreement under the name Dene North Site Services. The Company records its share of the partnership assets, liabilities, revenues and expenses within its consolidated financial statements using the proportionate consolidation method (note 24).
b) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.
Significant estimates made by management include the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts; assumptions used in impairment testing; and, estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.
The accuracy of the Company’s revenue and profit recognition in a given period is dependent on the accuracy of its estimates of the cost to complete for each project. Cost estimates for all significant projects use a detailed “bottom up” approach and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:

•	the completeness and accuracy of the original bid;

•	costs associated with added scope changes;

•	extended overhead due to owner, weather and other delays;

•	subcontractor performance issues;

•	changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

5	2017 Consolidated Financial Statements

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•	changes in productivity expectations;

•	site conditions that differ from those assumed in the original bid;

•	contract incentive and penalty provisions;

•	the availability and skill level of workers in the geographic location of the project; and

•	a change in the availability and proximity of equipment and materials.
The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting the Company’s profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.
c) Revenue recognition
The Company performs its projects under the following types of contracts: time-and-materials; cost-plus; unit-price; and lump-sum. Revenue is recognized as costs are incurred for time-and-materials, unit-price and cost-plus service contracts with no clearly defined scope. Revenue on cost-plus, unit-price, lump-sum and time-and-materials contracts with defined scope is recognized using the percentage-of-completion method, measured by the ratio of costs incurred to date to estimated total costs. The estimated total cost of the contract and percent complete is determined based upon estimates made by management. The costs of items that do not relate to performance of contracted work, particularly in the early stages of the contract, are excluded from costs incurred to date. The resulting percent complete methodology is applied to the approved contract value to determine the revenue recognized. Customer payment milestones typically occur on a periodic basis over the period of contract completion.
The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Contract project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in project performance, project conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Profit incentives are included in revenue when their realization is reasonably assured.
Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedule. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, however, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will then consider it as a claim.
Costs related to unapproved change orders and claims are recognized when they are incurred.
Revenues related to unapproved change orders and claims are included in total estimated contract revenue only to the extent that contract costs related to the claim have been incurred and when it is probable that the unapproved change order or claim will result in:

•	a bona fide addition to contract value; and

•	revenues can be reliably estimated.
These two conditions are satisfied when:

•
the contract or other evidence provides a legal basis for the unapproved change order or claim, or a legal opinion is obtained providing a reasonable basis to support the unapproved change order or claim;

•	additional costs incurred were caused by unforeseen circumstances and are not the result of deficiencies in the Company’s performance;

•	costs associated with the unapproved change order or claim are identifiable and reasonable in view of work performed; and

•	evidence supporting the unapproved change order or claim is objective and verifiable.
This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.

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The Company’s long term contracts typically allow its customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.
A contract is regarded as substantially completed when remaining costs and potential risks are insignificant in amount.
The Company recognizes revenue from equipment rental as performance requirements are achieved in accordance with the terms of the relevant agreement with the customer, either at a monthly fixed rate or on a usage basis dependent on the number of hours that the equipment is used. Revenue is recognized from the foregoing activity once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectability is reasonably assured.
d) Balance sheet classifications
A one-year time period is typically used as the basis for classifying current assets and liabilities. However, included in current assets and liabilities are amounts receivable and payable under construction contracts (principally holdbacks) that may extend beyond one year.
e) Cash
Cash includes cash on hand and bank balances net of outstanding cheques.
f) Accounts receivable and unbilled revenue
Accounts receivable are primarily comprised of amounts billed to clients for services already provided, but which have not yet been collected. Unbilled revenue represents revenue recognized from work performed in advance of amounts billed to clients.
g) Billings in excess of costs incurred and estimated earnings on uncompleted contracts
Billings in excess of costs incurred and estimated earnings on uncompleted contracts represent amounts invoiced in excess of revenue recognized.
h) Allowance for doubtful accounts
The Company evaluates the probability of collection of accounts receivable and records an allowance for doubtful accounts, which reduces accounts receivable to the amount management reasonably believes will be collected. In determining the amount of the allowance, the following factors are considered: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.
i) Inventories
Inventories are carried at the lower of cost and net realizable value, and consist primarily of spare tires, tracks, track frames, fuel and lubricants. Cost is determined using the weighted average method.
j) Property, plant and equipment
Property, plant and equipment are recorded at cost. Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. Equipment under capital lease is recorded at the present value of minimum lease payments at the inception of the lease. Depreciation is not recorded until an asset is available for use. Depreciation is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and rates:

Assets	Basis	Rate
Heavy equipment	Units of production	5,000 - 70,000 hours
Major component parts in use	Units of production	1,000 - 36,000 hours
Other equipment	Straight-line	5 – 10 years
Licensed motor vehicles	Straight-line	5 – 10 years
Office and computer equipment	Straight-line	4 years
Buildings	Straight-line	10 – 25 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term

7	2017 Consolidated Financial Statements

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The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.
k) Intangible assets
Intangible assets include capitalized computer software and development costs, which are being amortized on a straight-line basis over a maximum period of four years.
The Company expenses or capitalizes costs associated with the development of internal-use software as follows:

•	Preliminary project stage: Both internal and external costs incurred during this stage are expensed as incurred.

•
Application development stage: Both internal and external costs incurred to purchase and develop computer software are capitalized after the preliminary project stage is completed and management authorizes the computer software project. However, training costs and the costs incurred for the process of data conversion from the old system to the new system, which includes purging or cleansing of existing data, reconciliation or balancing of old data to the converted data in the new system, are expensed as incurred.

•	Post implementation/operation stage: All training costs and maintenance costs incurred during this stage are expensed as incurred.
Costs of upgrades and enhancements are capitalized if the expenditures will result in added functionality to the software.
l) Impairment of long-lived assets
Long-lived assets or asset groups held and used including property, plant and equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to depreciation or amortization expense. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and, achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.
m) Assets held for sale
Long-lived assets are classified as held for sale when certain criteria are met, which include:

•	management, having the authority to approve the action, commits to a plan to sell the assets;

•	the assets are available for immediate sale in their present condition;

•	an active program to locate buyers and other actions to sell the assets have been initiated;

•	the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;

•	the assets are being actively marketed at reasonable prices in relation to their fair value; and

•	it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.
A long-lived asset that is newly acquired and will be sold rather than held and used is classified as held for sale if the one year requirement is met and if the other requirements are expected to be met within a short period following the asset acquisition. Assets to be disposed of by sale are reported at the lower of their carrying amount or estimated fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.
Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the

2017 Consolidated Financial Statements	8

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fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments. Once the Company has determined that the equipment will be disposed, and the criteria for assets held for sale are met, the unit is recorded in assets held for sale at the lower of depreciated cost or net realizable value.
n) Asset retirement obligations
Asset retirement obligations are legal obligations associated with the retirement of property, plant and equipment that result from their acquisition, lease, construction, development or normal operations. The Company recognizes its contractual obligations for the retirement of certain tangible long-lived assets. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties. In the absence of observable market transactions, the fair value of the liability is determined as the present value of expected cash flows. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized using a systematic and rational method over its estimated useful life. In subsequent reporting periods, the liability is adjusted for the passage of time through an accretion charge and any changes in the amount or timing of the underlying future cash flows are recognized as an additional asset retirement cost.
o) Foreign currency translation
The functional currency of the Company and its subsidiaries is Canadian Dollars. Transactions denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. Foreign exchange gains and losses are included in the determination of earnings.
p) Fair value measurement
Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
q) Derivative financial instruments
The Company has used derivative financial instruments to manage financial risks from fluctuations in exchange rates. Such instruments were only used for risk management purposes. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.
r) Income taxes
The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.
s) Tax positions
The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in “General and administrative expenses” in the Consolidated Statements of Operations.
t) Stock-based compensation
The Company has a Share Option Plan which is described in note 21(b). The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments at fair value. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the

9	2017 Consolidated Financial Statements

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award’s vesting period, with a corresponding increase to additional paid-in capital. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of additional paid-in capital.
The Company has a Restricted Share Unit (“RSU”) Plan which is described in note 21(c). RSUs are generally granted effective July 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs generally vest at the end of the three-year term. The Company settles all RSUs issued after February 19, 2014 with common shares purchased on the open market through a trust arrangement ("equity classified RSUs"). The Company settled RSUs issued prior to February 19, 2014 with cash ("liability classified RSUs"). Compensation expense on liability classified RSUs was calculated based on the number of vested RSUs multiplied by the fair value of each RSU as determined by the volume weighted average trading price of the Company’s common shares for the thirty trading days immediately preceding the day on which the fair market value was to be determined. The Company recognized compensation cost over the three-year term of the liability classified RSU with any changes in fair value recognized in general and administrative expenses on the Consolidated Statements of Operations. At December 31, 2017, there were no unrecognized compensation costs related to non-vested share-based payment arrangements under the liability classified RSU plan. The Company recognizes compensation cost over the three-year term of the equity classified RSUs in the Consolidated Statement of Operations, with a corresponding increase to additional paid-in capital. When dividends are paid on common shares, additional dividend equivalent RSUs are granted to all RSU holders as of the dividend payment date. The number of additional RSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding RSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional RSUs are granted subject to the same service criteria as the underlying RSUs.
The Company has a Performance Restricted Share Unit ("PSU") plan which is described in note 21(d). The PSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. Such performance criterion includes the passage of time and is based upon the improvement of total shareholder return ("TSR") as compared to a defined company Canadian peer group. TSR is calculated using the fair market values of voting common shares at the grant date, the fair market value of voting common shares at the vesting date and the total dividends declared and paid throughout the vesting period. The grants are measured at fair value on the grant date using the Monte Carlo model. At the maturity date, the Human Resources and Compensation Committee will assess actual performance against the performance criteria and determine the number of PSUs that have been earned. The Company intends to settle all PSUs with common shares purchased on the open market through a trust arrangement. The Company recognizes compensation cost over the three-year term of the PSU in the Consolidated Statement of Operations, with a corresponding increase to additional paid-in capital.
The Company has a Deferred Stock Unit (“DSU”) Plan which is described in note 21(e). The DSU plan enables directors and executives to receive all or a portion of their annual fee or annual executive bonus compensation in the form of DSUs and are settled in cash. Compensation expense is calculated based on the number of DSUs multiplied by the fair market value of each DSU as determined by the volume weighted average trading price of the Company’s common shares for the thirty trading days immediately preceding the day on which the fair market value is to be determined, with any changes in fair value recognized in general and administrative expenses on the Consolidated Statements of Operations. Compensation costs related to DSUs are recognized in full upon the grant date as the units vest immediately. When dividends are paid on common shares, additional dividend equivalent DSUs are granted to all DSU holders as of the dividend payment date. The number of additional DSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding DSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional DSUs are granted subject to the same service criteria as the underlying DSUs.
As stock-based compensation expense recognized in the Consolidated Statements of Earnings is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures, based on historical experience. Forfeitures are estimated at the time of grant and revised, in subsequent periods if actual forfeitures differ from those estimates.
u) Net income (loss) per share
Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during the year (see note 17(b)). Diluted net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of shares outstanding during the year, adjusted for dilutive share amounts. The diluted per share amounts are calculated using the treasury stock method and the if-converted method. The treasury stock method increases the diluted weighted average shares

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outstanding to include additional shares from the assumed exercise of equity settled stock options, if dilutive. The number of additional shares determined using the treasury stock method is calculated by assuming outstanding in-the-money stock options were exercised and the proceeds from such exercises, including any unamortized stock-based compensation cost, were used to acquire shares of common stock at the average market price during the year. The if-converted method increases the diluted weighted average shares outstanding to include additional shares from the assumed conversion of convertible debentures, if dilutive. The number of additional shares is calculated by assuming the dilutive convertible shares would be outstanding for the entire period, or at the date of issuance, if later. If the convertible debentures are dilutive, the after tax interest expense related to the convertible debentures for the entire period, or from the date of issuance if later, is added back to the net income (loss).
v) Leases
Leases entered into by the Company in which substantially all the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. All other leases are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term.
Certain operating lease and rental agreements provide a maximum operating hour usage limit, above which the Company will be required to pay for the over limit usage as a contingent rent expense. These contingent expenses are recognized when the likelihood of exceeding the usage limit is considered probable and are due at the end of the lease term or rental period. The contingent rental expenses are included in “Equipment costs” in the Consolidated Statements of Operations.
w) Deferred financing costs
Underwriting, legal and other direct costs incurred in connection with the issuance of debt are presented as deferred financing costs. Deferred financing costs related to the issuance of the Convertible Debentures and the Previous Term Loans are included within liabilities on the Consolidated Balance Sheets and are amortized using the effective interest rate method over the term to maturity. Deferred financing costs related to the Revolver, and the Previous Revolver, are included within other assets on the Consolidated Balance Sheets and are amortized ratably over the term of the Credit Facility.
3. Accounting pronouncements recently adopted
a) Inventory
In July 2015, the Financial Accounting Standard Board ("FASB") issued Accounting Standard Update ("ASU") No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. This accounting standard simplifies the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value from the lower of cost or market. This standard was adopted January 1, 2017 and the adoption did not have a material effect on the Company's consolidated financial statements.
b) Accounting Changes and Error Corrections
In January 2017, the FASB issued ASU 2017-03, Accounting Changes and Error corrections (Topic 250) and investments - Equity Method and Joint ventures (Topic 323) to enhance disclosures of new accounting standards, including a comparison to current accounting policies, and the progress status of implementation.This ASU applies to ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606); ASU No. 2016-02, Leases (Topic 842); and ASU 2016-03, Financial Instruments - Credit Losses (Topic 326). This standard was effective upon issuance and has been adopted by the Company.
4. Recent accounting pronouncements not yet adopted
a) Revenue from Contracts with Customers
In May 2014, the FASB issued ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued several related ASUs which provide guidance that requires an entity to recognize revenue in accordance with a five step model. Topic 606 will replace nearly all existing US GAAP revenue guidance, including industry-specific requirements, with a single comprehensive standard and significantly expands the disclosure requirements for revenue arrangements. The model is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the total consideration to which the entity expects to be entitled, during the term of the contract, in exchange for those goods or services. The new standard, as amended, will be effective for the Company for interim and annual reporting periods commencing January 1, 2018.

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The standard allows the use of either a full retrospective approach with restatement of all prior periods presented, or a modified retrospective approach with a cumulative effect adjustment as of the date of initial application. The Company will adopt Topic 606 applying the modified retrospective approach to only contracts that were not completed contracts with the cumulative effect adjustment recorded to equity at January 1, 2018, subject to the allowable and elected practical expedient.
To date, the Company has assessed Topic 606 to identify accounting and disclosure gaps specific to the work performed by the Company, determined the new data requirements to identify information gaps, and systems and/or reports that require modifications, considered changes to chart of accounts to facilitate entering and tracking of required information, and mapped processes to determine required changes to policies, procedures, and controls.
The Company currently recognizes revenue on its construction contracts, which comprise the majority of overall revenue, as costs are incurred on undefined scope work and using a percentage-of-completion method for defined scope work. With respect to the undefined scope work, revenue recognition under the new standard will be materially the same as revenue recognition under the existing standard for undefined scope work. With respect to revenue recognized using a percentage-of-completion method for defined scope work, the Company uses the input method of costs incurred to measure progress towards completion as that most accurately depicts the Company’s performance. As this method is permitted under the new standard, the Company will continue in its application. However, there are certain areas where the Company is quantifying the impact, if any, on its contracts that are in progress for the cumulative effect adjustment as the timing of revenue recognition may change under the new standard. These areas include identifying separate performance obligations, assessing contract modification including claims revenue, estimating variable consideration including contract incentives and penalties, and considering treatment of contract costs to obtain and fulfill a contract. There will be no changes to the treatment of cash flows and cash will continue to be collected in line with contractual terms.
The Company expects to add significant disclosures based on the prescribed requirements. These new disclosures will include information regarding the significant judgments used in evaluating when and how revenues are recognized and information related to contract assets and deferred revenues. In addition, the new guidance requires that the Company’s revenue recognition policy disclosure includes additional detail regarding the various performance obligations and the nature, amount, timing and estimates of revenues and cash flows generated from contracts with customers. The Company is drafting the relevant disclosures to reflect the requirements of the new standard and expects to apply the practical expedient to not disclose any information about remaining performance obligations that have original expected durations of one year or less.
b) Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to supersede the current leases accounting standard (Topic 840). The main difference between the new standard and the current standard is the requirement that lessees recognize a lease liability and a right-of-use asset for leases currently classified as operating leases with a term longer than twelve months. Lessor accounting remains largely unchanged. Additionally, the standard requires that for a sale to occur in a sale-leaseback transaction, the transfer of assets must meet the requirements for a sale under Topic 606.
The standard requires a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.
The Company continues to evaluate the impact of adopting the standard on its financial statements and disclosure through its change management plan which guides the adoption of the standard. The Company has compiled an inventory of all leases and is analyzing individual contracts or groups of contracts to identify any significant differences and the impact on lease transactions as a result of adopting the new standard. Through this process, the Company will also quantify the impact, on in-scope prior period transactions as well as assess the Company’s policies, practices, procedures, controls, and systems for changes necessary to process and compile the information to meet the requirements of the new standard. The new standard will be effective for interim and annual reporting periods commencing January 1, 2019, with early adoption permitted.

2017 Consolidated Financial Statements	12

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c) Statement of Cash Flows
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230: Classification of Certain Cash Receipts and Cash Payments). This accounting standard eliminates the diversity in practice related to the classification of certain cash receipts and payments for debt prepayments or extinguishment costs, the maturing of a zero coupon bond, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, distributions from certain equity method investees and beneficial interests obtained in a financial asset securitization. This ASU will be effective commencing January 1, 2018, with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
d) Stock-Based Compensation
In May 2017, the FASB issued ASU No. 2017-09, Compensation - Stock Compensation (Topic 718: Scope of Modification Accounting). This accounting standard update clarifies which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. This ASU will be effective commencing January 1, 2018, with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
5. Accounts receivable

	December 31, 2017	December 31, 2016
Trade	$45,158	$38,746
Holdbacks	558	528
Other	1,512	806
	$47,228	$40,080
Holdbacks represent amounts up to 10% of the contract value under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved.
6. Costs incurred and estimated earnings net of billings on uncompleted contracts

	December 31, 2017	December 31, 2016
Costs incurred and estimated earnings on uncompleted contracts	$199,863	$208,030
Less billings to date	(179,800)	(193,136)
	$20,063	$14,894
Costs incurred and estimated earnings net of billings on uncompleted contracts is presented in the Consolidated Balance Sheets under the following captions:

	December 31, 2017	December 31, 2016
Unbilled revenue	$21,572	$15,965
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(824)	(1,071)
	$20,748	$14,894
Unbilled revenue related to non-construction activities amounted to $685 (December 31, 2016 - $nil).
7. Prepaid expenses and deposits

	December 31, 2017	December 31, 2016
Prepaid insurance and deposits	$844	$565
Current portion of prepaid lease payments	1,054	986
	$1,898	$1,551
The long term portion of prepaid lease payments is recorded in other assets (note 10(a)).

13	2017 Consolidated Financial Statements

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8. Assets held for sale
At December 31, 2017, the Company classified $5,642 of property, plant and equipment as “Assets held for sale” on the Consolidated Balance Sheets (2016 - $247). During the year ended December 31, 2017, impairment of assets held for sale amounting to $1,621 has been included in depreciation expense in the Consolidated Statements of Operations (2016 – $1,556). The write-down is the amount by which the carrying value of the related assets exceeded their fair value less costs to sell. The gain on disposal of assets held for sale was $166 for the year ended December 31, 2017 (2016 – gain of $374). The estimated fair value of the property was based on the proceeds expected on the close of the sale.
9. Property, plant and equipment

December 31, 2017	Cost	Accumulated Depreciation	Net Book Value
Owned assets
Heavy equipment	$196,045	$77,726	$118,319
Major component parts in use	72,448	45,694	26,754
Other equipment	31,923	18,400	13,523
Licensed motor vehicles	18,298	14,888	3,410
Office and computer equipment	10,157	9,468	689
Land	7,168	—	7,168
Buildings	2,547	2,482	65
	338,586	168,658	169,928

Assets under capital lease
Heavy equipment	69,657	28,613	41,044
Major component parts in use	85,015	21,247	63,768
Other equipment	558	543	15
Licensed motor vehicles	5,129	1,242	3,887
Office and computer equipment	23	17	6
	160,382	51,662	108,720

Total property, plant and equipment	$498,968	$220,320	$278,648

December 31, 2016	Cost	Accumulated Depreciation	Net Book Value
Owned assets
Heavy equipment	$188,785	$68,487	$120,298
Major component parts in use	64,229	49,673	14,556
Other equipment	31,670	16,335	15,335
Licensed motor vehicles	20,353	18,258	2,095
Office and computer equipment	9,769	9,112	657
Buildings	2,523	2,487	36
	317,329	164,352	152,977

Assets under capital lease
Heavy equipment	84,527	21,848	62,679
Major component parts in use	50,882	17,233	33,649
Other equipment	5,178	611	4,567
Licensed motor vehicles	3,373	805	2,568
Office and computer equipment	23	11	12
	143,983	40,508	103,475

Total property, plant and equipment	$461,312	$204,860	$256,452
During the year ended December 31, 2017, additions to property, plant and equipment included $34,730 of assets that were acquired by means of capital leases (2016 – $23,490). Included in capital lease additions during the year ended December 31, 2017 was $20,697 related to sale-leaseback transactions (2016 - $12,674). Deferred gains on

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these transactions are included in other long term obligations and accrued liabilities and are amortized over the expected life of the equipment (note 16(d)). Depreciation of equipment under capital lease of $19,483 (2016 – $18,536) was included in depreciation expense in the current year.
10. Other assets
a) Other assets are as follows:

	December 31, 2017	December 31, 2016
Long term prepaid lease payments (note 7)	$1,779	$1,839
Intangible assets (note 10(b))	938	1,790
Deferred financing costs (note 10(c))	707	320
Deferred lease inducement asset (note 10(d))	784	927
Loan to partnership (note 24)	969	—
	$5,177	$4,876
b) Intangible assets

	December 31, 2017	December 31, 2016
Cost	$18,188	$18,122
Accumulated amortization	17,250	16,332
Net book value	$938	$1,790
During the year ended December 31, 2017, the Company capitalized $66 (2016 – $304) of internally developed computer software costs.
Amortization of intangible assets for the year ended December 31, 2017 was $918 (2016 – $1,688).
The estimated amortization expense for future years is as follows:

For the year ending December 31,
2018	$464
2019	266
2020	149
2021	59
$938
c) Deferred financing costs

	December 31, 2017	December 31, 2016
Cost	$1,390	$550
Accumulated amortization	683	230
	$707	$320
During the year ended December 31,2017, financing fees of $840 were incurred in connection with the revolving facilities under the credit facilities (note 13(b)). These fees are being amortized ratably over the term of the credit facilities.
Amortization of these deferred financing costs included in interest expense for the year ended December 31, 2017 was $453 (2016 – $162) (note 20).

15	2017 Consolidated Financial Statements

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d) Deferred lease inducements asset
Lease inducements applicable to lease contracts are deferred and amortized as an increase in general and administrative expenses on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured.

	December 31, 2017	December 31, 2016
Balance, beginning of year	$927	$1,070
Amortization of deferred lease inducements	(143)	(143)
Balance, end of year	$784	$927
11. Income taxes
Income tax provision differs from the amount that would be computed by applying the Federal and Provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended December 31,	2017	2016
Income (loss) before income taxes	$6,468	$(494)
Tax rate	27.00%	27.00%
Expected expense (benefit)	$1,746	$(133)
(Decrease) increase related to:
Income tax adjustments and reassessments	30	246
Non taxable portion of capital gains	(672)	(465)
Stock-based compensation	88	158
Other	12	145
Income tax expense (benefit)	$1,204	$(49)
Classified as:

Year ended December 31,	2017	2016
Deferred income tax expense (benefit)	1,204	(49)
The deferred tax assets and liabilities are summarized below:

	December 31, 2017	December 31, 2016
Deferred tax assets:
Tax credit carryforwards	$18,619	$15,225
Deferred financing costs	52	355
Billings in excess of costs on uncompleted contracts	222	289
Capital lease obligations	17,961	16,578
Stock-based compensation	2,985	2,672
Other	2,357	1,273
Subtotal	$42,196	$36,392
Less: valuation allowance	(1,035)	(1,035)
	$41,161	$35,357

Deferred tax liabilities:
Unbilled revenue	$5,231	$3,381
Assets held for sale	1,523	67
Accounts receivable – holdbacks	72	143
Property, plant and equipment	61,953	58,180
	$68,779	$61,771

Net deferred income tax liability	$27,618	$26,414

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Classified as:

	December 31, 2017	December 31, 2016
Deferred tax asset	$10,539	$13,807
Deferred tax liability	(38,157)	(40,221)
	$(27,618)	$(26,414)
In 2017, the Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction and one provincial jurisdiction (2016 - one provincial jurisdiction).
At December 31, 2017, the Company has a deferred tax asset of $17,584 resulting from non-capital net operating loss income tax carryforwards of $65,126, which expire as follows:

December 31, 2017
2025	$2
2026	151
2027	128
2028	—
2029	—
2030	—
2031	604
2032	9,354
2033	13,829
2034	8,317
2035	—
2036	5,691
2037	27,050
$65,126
At December 31, 2017, the Company has recorded a full valuation allowance against the deferred tax asset of $1,035 resulting from net capital loss income tax carryforwards of $7,664, which have an indefinite life.
12. Accrued liabilities

	December 31, 2017	December 31, 2016
Accrued interest payable	$714	$85
Payroll liabilities	8,828	7,733
Liabilities related to equipment leases	219	123
Current portion of deferred gain on sale-leaseback (note 16(a))	1,445	586
Dividends payable (note 17(d))	510	569
Income and other taxes payable	2,007	2,079
Liabilities related to tire disposal	156	—
	$13,879	$11,175

17	2017 Consolidated Financial Statements

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13. Long term debt
a) Long term debt amounts are as follows:
Current:

	December 31, 2017	December 31, 2016
Credit facilities (note 13(b))	$—	$8,246
Less: deferred financing costs	—	(77)
	$—	$8,169
Long term:

	December 31, 2017	December 31, 2016
Credit facilities (note 13(b))	$32,000	$31,326
Convertible Debentures (note 13(d))	40,000	—
Less: deferred financing costs	(1,935)	(60)
	$70,065	$31,266
b) Credit facilities

	December 31, 2017	December 31, 2016
Term Loan	$—	$28,572
Revolver	32,000	11,000
Total credit facilities	32,000	39,572
Less: current portion	—	(8,246)
	$32,000	$31,326
On August 1, 2017, the Company entered into a new Credit Facility Agreement (the "Credit Facility") with a banking syndicate led by National Bank of Canada, replacing the Sixth Amended and Restated Credit Agreement (the “Previous Credit Facility”), which included a revolving loan (the "Previous Revolver") and a term loan (the "Previous Term Loan"). The Credit Facility matures on August 1, 2020. The Credit Facility is comprised solely of a revolving loan (the “Revolver”) which allows borrowing of up to $140.0 million with an ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions. Unlike the Previous Credit Facility, the Credit Facility borrowing is not contingent upon the value of the borrowing base. The Credit Facility permits additional capital lease debt to a limit of $100.0 million. This facility matures on August 1, 2020, with an option to extend on an annual basis.
As at December 31, 2017, there was $0.8 million in issued letters of credit under the Credit Facility and the unused borrowing availability was $107.2 million. The Previous Credit Facility was composed of a $70.0 million Previous Revolver and a $30.0 million Previous Term Loan, contingent on a borrowing base which was determined by the value of accounts receivable, inventory, unbilled revenue and property, plant and equipment. As at December 31, 2016, under the Previous Revolver, there was $0.8 million in issued letters of credit and the borrowing base allowed for a maximum draw of $92.1 million. At December 31, 2016, the Company’s unused borrowing availability under the Previous Revolver was $58.2 million, which was limited by the borrowing base to $51.7 million.
The Credit Facility has two financial covenants that must be tested quarterly on a trailing four quarter basis. The first covenant is the senior leverage ratio ("Senior Leverage Ratio") is defined as senior debt ("Senior Debt" is defined as interest bearing debt excluding Convertible Debentures) as compared to earnings before interest, taxes, depreciation, and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income ("Adjusted EBITDA"). The second covenant is the fixed charge coverage ratio ("Fixed Charge Coverage Ratio") which is defined as Adjusted EBITDA less cash taxes to Fixed Charges. Fixed charges ("Fixed Charges") is defined as cash interest, scheduled payments on debt, unfunded cash distributions by the Company and unfunded capital expenditures. The Senior Leverage Ratio is to be maintained at less than 3.0:1 and the Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1. In the event the Company enters into an acquisition, the maximum allowable Senior Leverage Ratio would

2017 Consolidated Financial Statements	18

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increase to 3.5:1 for four quarters following the acquisition. As at December 31, 2017, the Company was in compliance with financial covenants.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.35% to 0.65% depending on the Company's Senior Leverage Ratio, based on the undrawn portion of the Credit Facility. The Credit Facility is secured by a first priority lien on all of the Company's existing and after-acquired property.
During the year ended December 31,2017, financing fees of $840 were incurred in connection with the Revolver under the New Credit Facility Agreement (2016 – $30 in connection with modifications to the Previous Revolver under the Previous Credit Facility Revolver). These amounts are included within deferred financing costs within other assets (note 10(c)). During the year ended December 31, 2017, the Company recorded a write-off of $329 in deferred financing fees associated with the extinguishment of the Previous Credit Facility.
c) Series 1 Debentures
During the year ended December 31, 2016, the Company redeemed $19.9 million of the Series 1 Debentures, plus accrued and unpaid interest which brought the outstanding Series 1 Debentures balance to $nil. Upon the elimination of the Series 1 Debentures, the Company a recorded a $0.6 million write-off of deferred financing costs.
d) Convertible Debentures
On March 15, 2017, the Company issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures (the "Convertible Debentures") which mature on March 31, 2024. The Company pays interest at an annual rate of 5.50%, payable semi-annually on March 31 and September 30 of each year, commencing September 30, 2017.
The Convertible Debentures may be converted into common shares of the Company at the option of the holder at a conversion price of $10.85 per common share, which is equivalent to approximately 92.1659 common shares per $1,000 principal amount of notes.
The Convertible Debentures are not redeemable prior to March 31, 2020, except under certain conditions after a change in control has occurred. The Convertible Debentures are redeemable at the option of the Company, in whole or in part, at any time on or after March 31, 2020 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest accrued to the redemption date. In each case, the Company must pay accrued and unpaid interest on the debentures redeemed to the applicable redemption date.
If a change in control occurs, the Company is required to offer to purchase all of the Convertible Debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
During the year ended December 31, 2017, financing costs of $2,142 were incurred in connection with the issuance of the Convertible Debentures. This amount is included within deferred financing fees as a direct reduction to the carrying amount of long term debt (note 13(e)).
e) Deferred financing costs

	December 31, 2017	December 31, 2016
Cost	$2,377	$235
Accumulated amortization	442	98
	$1,935	$137
During the year ended December 31, 2017, financing fees of $2,142 were incurred in connection with the issuance of the Convertible Debentures. These fees are being amortized using the effective interest method over the term to maturity.
Amortization of these deferred financing costs included in interest expense for the year ended December 31, 2017 was $344 (2016 – $410) (note 20).

19	2017 Consolidated Financial Statements

NOA

14. Capital lease obligations
The minimum lease payments due in each of the next five fiscal years are as follows:

2018	$31,530
2019	20,696
2020	12,182
2021	4,892
2022	2,192
Subtotal:	$71,492
Less: amount representing interest (at rates ranging from 2.75% to 7.51%)	(4,523)
Carrying amount of minimum lease payments	$66,969
Less: current portion	(29,136)
Long term portion	$37,833
15. Financial instruments and risk management
a) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of the Company’s financial instruments, including derivatives. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, unbilled revenue, loan to partnership, accounts payable, accrued liabilities and billings in excess approximate their carrying amounts due to the relatively short periods to maturity for the instruments.
The fair values of amounts due under the Credit Facility are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rate currently estimated to be available for instruments with similar terms. Based on these estimates, and by using the outstanding balance of $32.0 million at December 31, 2017 and $39.6 million at December 31, 2016 (note 13(b)), the fair value of amounts due under the Credit Facility are not significantly different than the carrying value.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		December 31, 2017		December 31, 2016
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Capital lease obligations (i)	Level 2	$66,969	$61,872	$61,400	$57,741
Convertible Debentures (ii)	Level 1	40,000	38,700	—	—

(i)
The fair values of amounts due under capital leases are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rates currently estimated to be available for instruments with similar terms.

(ii)	The fair value of the Convertible Debentures is based upon the period end closing market price.
Non-financial assets measured at estimated fair market value on a non-recurring basis as at December 31, 2017 and 2016 in the financial statements are summarized below:

	December 31, 2017		December 31, 2016
	Carrying Amount	Change in Fair Value	Carrying Amount	Change in Fair Value
Assets held for sale	$5,642	$(72)	$247	$(1,556)
Assets held for sale are reported at the lower of their carrying amount or estimated fair market value less cost to sell. The estimated fair market value less cost to sell of equipment assets held for sale (note 8) is determined internally by analyzing recent auction prices for equipment with similar specifications and hours used, the residual value of the asset and the useful life of the asset. The estimated fair market value of the equipment assets held for sale are classified under Level 3 of the fair value hierarchy.

20	2017 Consolidated Financial Statements

NOA

b) Risk management
The Company is exposed to market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading or speculative purposes.
Overall, the Company’s Board of Directors has responsibility for the establishment and approval of the Company’s risk management policies. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.
c) Market risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, the Company has used various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
i) Foreign exchange risk
The Company regularly transacts in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in either the Canadian Dollar or the US Dollar for these short term transactions, if material.
ii) Interest rate risk
The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company’s Credit Facility, varies as market interest rates change. At December 31, 2017, the Company held $32.0 million of floating rate debt pertaining to its Credit Facility (December 31, 2016 – $39.6 million). As at December 31, 2017, holding all other variables constant, a 100 basis point change to interest rates on floating rate debt will result in $0.3 million corresponding change in annual interest expense. This assumes that the amount of floating rate debt remains unchanged from that which was held at December 31, 2017.
The fair value of financial instruments with fixed interest rates fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.
The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.
d) Credit risk
Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is also exposed to credit risk through its accounts receivable and unbilled revenue. Credit risk for trade and other accounts receivables and unbilled revenue are managed through established credit monitoring activities.

21	2017 Consolidated Financial Statements

NOA

The Company has a concentration of customers in the oil and gas sector. The following customers accounted for 10% or more of total revenues:

Year ended December 31,	2017	2016
Customer A	44%	47%
Customer B	26%	25%
Customer C	17%	21%
The concentration risk is mitigated primarily by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract.
At December 31, 2017 and December 31, 2016, the following customers represented 10% or more of accounts receivable and unbilled revenue:

	December 31, 2017	December 31, 2016
Customer 1	42%	42%
Customer 2	20%	22%
Customer 3	10%	7%
Customer 4	10%	13%
Customer 5	2%	13%
The Company reviews its accounts receivable amounts regularly and amounts are written down to their expected realizable value when outstanding amounts are determined not to be fully collectible. This generally occurs when the customer has indicated an inability to pay, the Company is unable to communicate with the customer over an extended period of time, and other methods to obtain payment have not been successful. Bad debt expense is charged to project costs in the Consolidated Statements of Operations in the period that the account is determined to be doubtful. Estimates of the allowance for doubtful accounts are determined on a customer-by-customer evaluation of collectability at each reporting date taking into consideration the following factors: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience. The Company reviews its unbilled revenue regularly and assesses any amounts that are not billed within the next billing cycle to confirm collectability.
The Company’s maximum exposure to credit risk for accounts receivable and unbilled revenue is as follows:

	December 31, 2017	December 31, 2016
Trade accounts receivables	$45,716	$39,274
Other receivables	1,512	806
Total accounts receivable	$47,228	$40,080
Unbilled revenue	21,572	15,965
Total	$68,800	$56,045
Payment terms are per the negotiated customer contracts and generally range between net 15 days and net 60 days. As at December 31, 2017 and December 31, 2016, trade receivables are aged as follows:

	December 31, 2017	December 31, 2016
Not past due	$42,882	$34,263
Past due 1-30 days	2,566	2,956
Past due 31-60 days	—	2,000
More than 61 days	268	55
Total	$45,716	$39,274
As at December 31, 2017, the Company has recorded an allowance for doubtful accounts of $nil (December 31, 2016 - $nil).

2017 Consolidated Financial Statements	22

NOA

16. Other long term obligations
a) Other long term obligations are as follows:

	December 31, 2017	December 31, 2016
Deferred lease inducements liability (note 16(b))	$10	$38
Asset retirement obligation (note 16(c))	744	678
Directors' deferred stock unit plan (note 21(e))	5,672	4,945
Deferred gain on sale-leaseback (note 16(d))	7,654	3,199
	$14,080	$8,860
Less current portion of:
Deferred gain on sale-leaseback (note 16(d))	(1,445)	(586)
	$12,635	$8,274
b) Deferred lease inducements liability
Lease inducements applicable to lease contracts are deferred and amortized as a reduction of general and administrative expenses on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured.

	December 31, 2017	December 31, 2016
Balance, beginning of year	$38	$145
Amortization of deferred lease inducements	(28)	(107)
Balance, end of year	$10	$38
c) Asset retirement obligation
The Company recorded an asset retirement obligation related to the future retirement of a facility on leased land. Accretion expense associated with this obligation is included in equipment costs in the Consolidated Statements of Operations.
The following table presents a continuity of the liability for the asset retirement obligation:

	December 31, 2017	December 31, 2016
Balance, beginning of year	$678	$617
Accretion expense	66	61
Balance, end of year	$744	$678
At December 31, 2017, estimated undiscounted cash flows required to settle the obligation were $1,084 (December 31, 2016 – $1,084). The credit adjusted risk-free rate assumed in measuring the asset retirement obligation was 9.42%. The Company expects to settle this obligation in 2021.
d) Deferred gain on sale-leaseback
At December 31, 2017, the Company recorded a gain of $5,155 (December 31, 2016 – $2,792) on the sale-leaseback of certain heavy equipment. The gain on sale has been deferred and is being amortized in the Consolidated Statements of Operations over the expected useful life of the equipment.

	December 31, 2017	December 31, 2016
Balance, beginning of year	$3,199	$780
Addition	5,155	2,792
Amortization of deferred gain on sale-leaseback	(700)	(373)
Balance, end of year	$7,654	$3,199

23	2017 Consolidated Financial Statements

NOA

17. Shares
a) Common shares
Issued and outstanding:

	Voting common shares	Treasury shares	Common shares outstanding, net of treasury shares
Issued and outstanding at December 31, 2015	33,150,281	(1,256,803)	31,893,478
Issued upon exercise of stock options (note 21(b))	102,040	—	102,040
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 21(c(i)) and 21(d))	—	(1,043,998)	(1,043,998)
Settlement of certain equity classified stock-based compensation	—	87,554	87,554
Retired through Share Purchase Program (note 17(c))	(2,733,414)	—	(2,733,414)
Issued and outstanding at December 31, 2016	30,518,907	(2,213,247)	28,305,660
Issued upon exercise of stock options (note 21(b))	176,800	—	176,800
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 21(c(i)) and 21(d))	—	(758,271)	(758,271)
Settlement of certain equity classified stock-based compensation	—	353,592	353,592
Retired through Share Purchase Programs (note 17(c))	(2,625,557)	—	(2,625,557)
Issued and outstanding at December 31, 2017	28,070,150	(2,617,926)	25,452,224
On June 12, 2014, the Company entered into a trust arrangement whereby the trustee will purchase and hold common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under certain stock-based compensation plans are to be settled (note 21(c(i)) and 21(d)).
Upon settlement of certain equity classified stock-based compensation during the year ended December 31, 2017, the Company repurchased 161,285 shares at $987 to satisfy the recipient tax withholding requirements (year ended December 31, 2016 - 35,313 shares at $130). The repurchased shares to satisfy the recipient tax withholding requirements are net against the purchase of treasury shares for settlement of certain equity classified stock-based compensation.
b) Net income (loss) per share

Year ended December 31,	2017	2016
Net income (loss) available to common shareholders	$5,264	$(445)

Weighted average number of common shares	26,697,066	29,965,899
Weighted average of effects:
Dilutive effect of treasury shares	2,622,957	—
Dilutive effect of stock options	285,703	—
Weighted average number of diluted common shares	29,605,726	29,965,899

Basic net income (loss) per share	$0.20	$(0.01)
Diluted net income (loss) per share	$0.18	$(0.01)
For the year ended December 31, 2017, there were 469,819 stock options, nil treasury shares and 2,949,309 shares issuable on conversion of Convertible Debentures that were anti-dilutive and therefore not considered in computing diluted earnings per share (year ended December 31, 2016 – 1,176,080 stock options and 2,213,247 treasury shares).

2017 Consolidated Financial Statements	24

NOA

c) Share purchase programs
The Company engaged in the following normal course issuer bids ("NCIBs") during the years ended December 31, 2016 and December 31, 2017:

Commencement date	Facilities	Maximum number of shares to be purchased	Actual number of shares purchased and subsequently cancelled	Reduction to common shares	Increase to additional paid in capital

March 21, 2016	NYSE	1,657,514	1,657,514	$14,121	$9,021
August 9, 2016	TSX	1,075,968	1,075,900	9,237	5,133
Total during the year ended December 31, 2016		2,733,482	2,733,414	$23,358	$14,154

First phase: amended NCIB(i)	TSX	819,395	819,395	$7,057	$1,576
Second phase: amended NCIB(ii)	TSX	838,119	663,400	5,706	1,908
August 14, 2017(iii)(iv)	NYSE, TSX	2,424,333	1,142,762	9,810	4,119
Total during the year ended December 31, 2017		4,081,847	2,625,557	$22,573	$7,603
(i) On March 28, 2017 the Company announced an increase to the maximum number of shares to be purchased relating to the NCIB that commenced on August 9, 2016 from the original 1,075,968 to 1,895,363 as of April 1, 2017.
(ii) On May 25, 2017 the Company announced a further increase to the maximum number of shares to be purchased relating to the NCIB that commenced on August 9, 2016 from the amended 1,895,363 to 2,733,482 as of June 1, 2017.
(iii) This NCIB is ongoing. All other NCIBs have reached expiration.
(iv) In order to comply with relevant securities laws, the Company can purchase a maximum of 1,460,089 of the shares on the NYSE, which represents 5% of the issued and outstanding common shares.
d) Dividends
The Company intends to pay an annual aggregate dividend of eight Canadian cents ($0.08) per common share, payable on a quarterly basis.
During the year ended December 31, 2017, the Company paid regular quarterly cash dividends of $0.02 per share on common shares (December 31, 2016 - $0.02). At December 31, 2017, an amount of $510 was included in accrued liabilities related to the dividend declared on October 31, 2017 (December 31, 2016 - $569).
18. Commitments
The annual future minimum operating lease payments for premises for the next five years are as follows:

For the year ending December 31,
2018	$3,248
2019	2,238
2020	2,348
2021	2,374
2022	2,318
$12,526
Included in general and administrative expenses and equipment costs are operating lease expenses relating to premises of $2,902 and $3,515 for the years ended December 31, 2017 and 2016, respectively.
During the year ended December 31, 2017, the Company entered into a contract to incur capital expenditures related to the development of property, plant and equipment for $17.6 million. This commitment is expected to be settled in 2018.
19. Contingencies
During the normal course of the Company's operations, various disputes, legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial statements.

25	2017 Consolidated Financial Statements

NOA

20. Interest expense

Year ended December 31,	2017	2016
Interest on capital lease obligations	$3,023	$2,836
Interest on credit facilities	1,507	1,593
Interest on Series 1 Debentures	—	977
Interest on Convertible Debentures	1,760	—
Amortization of deferred financing costs (note 10(c) and note 13(e))	797	572
Interest on long term debt	$7,087	$5,978
Other interest income	(144)	(194)
	$6,943	$5,784
21. Stock-based compensation
a) Stock-based compensation expenses
Stock-based compensation expenses included in general and administrative expenses are as follows:

Year ended December 31,	2017	2016
Share option plan (note 21(b))	$326	$587
Liability classified restricted share unit plan (note 21(c(i)))	—	52
Equity classified restricted share unit plan (note 21(c(ii)))	1,293	1,384
Equity performance restricted share unit plan (note 21(d))	1,306	820
Liability classified deferred stock unit plan (note 21(e))	1,070	3,187
	$3,995	$6,030
 b) Share option plan
Under the 2004 Amended and Restated Share Option Plan, which was approved and became effective in 2006, directors, officers, employees and certain service providers to the Company are eligible to receive stock options to acquire voting common shares in the Company. Each stock option provides the right to acquire one common share in the Company and expires ten years from the grant date or on termination of employment. Options may be exercised at a price determined at the time the option is awarded, and vest as follows: no options vest on the award date and twenty percent vest on each subsequent anniversary date. For the year ended December 31, 2017, 3,399,399 shares are reserved and authorized for issuance under the share option plan.

	Number of options	Weighted average exercise price $ per share
Outstanding at December 31, 2015	1,448,000	5.33
Exercised(i)	(102,040)	2.77
Forfeited	(169,880)	5.31
Outstanding at December 31, 2016	1,176,080	5.56
Exercised(i)	(176,800)	3.26
Forfeited	(85,740)	12.36
Outstanding at December 31, 2017	913,540	5.36

(i)	All stock options exercised resulted in new common shares being issued (note 17(a)).
Cash received from options exercised for the year ended December 31, 2017 was $575 (2016 - $284). For the year ended December 31, 2017, the total intrinsic value of options exercised, calculated as the market value at the exercise date less exercise price, multiplied by the number of units exercised, was $640 (December 31, 2016 - $187).

2017 Consolidated Financial Statements	26

NOA

The following table summarizes information about stock options outstanding at December 31, 2017:

	Options outstanding			Options exercisable
Exercise price	Number	Weighted average remaining life	Weighted average exercise price	Number	Weighted average remaining life	Weighted average exercise price
$2.75	187,420	4.3 years	$2.75	187,420	4.3 years	$2.75
$2.79	300,000	4.5 years	$2.79	300,000	4.5 years	$2.79
$3.69	25,800	0.9 years	$3.69	25,800	0.9 years	$3.69
$5.91	132,000	6.0 years	$5.91	105,600	6.0 years	$5.91
$6.56	70,780	3.9 years	$6.56	70,780	3.9 years	$6.56
$8.28	10,000	1.5 years	$8.28	10,000	1.5 years	$8.28
$8.58	30,000	2.7 years	$8.58	30,000	2.7 years	$8.58
$9.33	55,780	2.1 years	$9.33	55,780	2.1 years	$9.33
$10.13	51,760	3.0 years	$10.13	51,760	3.0 years	$10.13
$16.46	50,000	0.3 years	$16.46	50,000	0.3 years	$16.46
	913,540	4.0 years	$5.36	887,140	3.9 years	$5.35
At December 31, 2017, the weighted average remaining contractual life of outstanding options was 4.0 years (December 31, 2016 – 4.8 years) and the weighted average exercise price was $5.36 (December 31, 2016 - $5.56). The fair value of options vested during the year ended December 31, 2017 was $518 (December 31, 2016 – $594). At December 31, 2017, the Company had 887,140 exercisable options (December 31, 2016 – 898,500) with a weighted average exercise price of $5.35 (December 31, 2016 – $6.21).
At December 31, 2017, the total compensation costs related to non-vested awards not yet recognized was $46 (December 31, 2016 – $269) and these costs are expected to be recognized over a weighted average period of 1.0 year (December 31, 2016 – 0.9 years). There were no stock options granted under this plan for the years ended December 31, 2017 and 2016, respectively.
c) Restricted share unit plan
Restricted Share Units (“RSU”) are granted each year to executives and other key employees with respect to services to be provided in that year and the following two years. The majority of RSUs vest at the end of a three-year term. The Company intends to settle all RSUs issued after February 19, 2014 with common shares purchased on the open market through a trust arrangement ("equity classified RSUs").
i) Liability classified restricted share unit plan

Number of units
Outstanding at December 31, 2015	290,790
Vested	(290,790)
Outstanding at December 31, 2016 and 2017	—
The remaining liability classified RSUs were settled in cash for $723 during the year ended December 31, 2016.

27	2017 Consolidated Financial Statements

NOA

ii) Equity classified restricted share unit plan

	Number of units	Weighted average exercise price $ per share
Outstanding at December 31, 2015	774,156	4.45
Granted	501,523	3.78
Vested	(87,580)	3.51
Forfeited	(64,124)	3.50
Outstanding at December 31, 2016	1,123,975	4.20
Granted	355,292	6.02
Vested	(259,860)	6.24
Forfeited	(29,474)	4.00
Outstanding at December 31, 2017	1,189,933	4.22
At December 31, 2017, there were approximately $2,199 of unrecognized compensation costs related to non–vested share–based payment arrangements under the equity classified RSU plan (December 31, 2016 – $1,945) and these costs are expected to be recognized over the weighted average remaining contractual life of the RSUs of 1.3 years (December 31, 2016 – 1.6 years). During the year ended December 31, 2017, 259,860 units vested, which were settled with common shares purchased on the open market through a trust arrangement (December 31, 2016 - 87,580 units).
d) Performance restricted share units
On June 11, 2014, the Company entered into an amended and restated executive employment agreement with the Chief Executive Officer (the "CEO") and granted Performance Restricted Share Units ("PSU") as a long-term incentive, which became effective July 1, 2014. Commencing with a grant on July 1, 2015, PSUs were granted to certain additional senior management employees as part of their long-term incentive compensation. The PSUs vest at the end of a three-year term and are subject to performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. The Company intends to settle earned PSUs with common shares purchased on the open market through a trust arrangement.

	Number of units	Weighted average exercise price $ per share
Outstanding at December 31, 2015	423,592	4.86
Granted	343,706	4.97
Forfeited	(27,998)	4.52
Outstanding at December 31, 2016	739,300	4.84
Granted	248,824	5.98
Vested	(69,949)	8.57
Forfeited	(21,542)	4.05
Outstanding at December 31, 2017	896,633	4.81
At December 31, 2017, there were approximately $2,250 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the PSU plan (December 31, 2016 - $1,878) and these costs are expected to be recognized over the weighted average remaining contractual life of the PSUs of 1.36 years (December 31, 2016 - 1.75 years). During the year ended December 31, 2017, 69,949 units vested and were settled through common shares from the trust arrangement at a factor of 1.34 common shares per PSU based on performance against grant date criteria (December 31, 2016 - nil units).
The Company estimated the fair value of the PSUs granted during the years ended December 31, 2017 and 2016 using a Monte Carlo simulation with the following assumptions:

	2017	2016
Risk-free interest rate	1.17%	0.52%
Expected volatility	46.47%	43.30%

2017 Consolidated Financial Statements	28

NOA

e) Deferred stock unit plan
On November 27, 2007, the Company approved a Deferred Stock Unit (“DSU”) Plan, which became effective January 1, 2008. Under the DSU plan non-officer directors of the Company receive 50% of their annual fixed remuneration (which is included in general and administrative expenses) in the form of DSUs and may elect to receive all or a part of their annual fixed remuneration in excess of 50% in the form of DSUs. On February 19, 2014, the Company modified its DSU plan to permit awards to executives in addition to directors, whereby eligible executives could elect to receive up to 50% of their annual bonus in the form of DSUs. On December 2, 2015, the executive participation aspect of the plan ended, though DSU’s granted to executives prior to this date will continue to be held. The DSUs vest immediately upon issuance and are only redeemable upon death or retirement of the participant. DSU holders that are not US taxpayers, may elect to defer the redemption date until a date no later than December 1st of the calendar year following the year in which the retirement or death occurred.

Number of units
Outstanding at December 31, 2015	928,874
Granted	171,980
Redeemed	(158,917)
Outstanding at December 31, 2016	941,937
Granted	114,895
Redeemed	(65,249)
Outstanding at December 31, 2017	991,583
At December 31, 2017, the fair market value of these units was $5.72 per unit (December 31, 2016 – $5.25 per unit). At December 31, 2017, the current portion of DSU liabilities of $nil were included in accrued liabilities (December 31, 2016 - $nil) and the long term portion of DSU liabilities of $5,672 were included in other long term obligations (December 31, 2016 - $4,945) in the Consolidated Balance Sheets. During the year ended December 31, 2017, 65,249 units were redeemed and settled in cash for $343 (December 31, 2016 - 158,917 units were redeemed and settled in cash for $488). There is no unrecognized compensation expense related to the DSUs since these awards vest immediately when issued.
22. Other information
a) Supplemental cash flow information

Year ended December 31,	2017	2016
Cash paid during the year for:
Interest	$5,615	$5,895
Cash received during the year for:
Interest	162	194

Year ended December 31,	2017	2016
Non-cash transactions:
Addition of property, plant and equipment by means of capital leases	34,730	23,490
Acquisition of property, plant and equipment related to the initial investment in the partnership	2,581	—
Increase in capital lease obligations related to the initial investment in the partnership	800	—
Increase in long term debt related to the initial investment in the partnership	637	—
Reclass from property, plant and equipment to assets held for sale	(6,869)	(1,374)
Non-cash working capital exclusions:
Increase in inventory related to the initial partnership investment	(29)	—
Increase in prepaid expenses related to the initial investment in the partnership	(4)	—
Decrease in inventory related to a non-monetary transaction	—	(575)
Increase in accrued liabilities related to the current portion of the deferred gain on sale-leaseback	859	365
Net decrease in accrued liabilities related to current portion of RSU liability	—	(671)
Net (decrease) increase in accrued liabilities related to dividend payable	(59)	569

29	2017 Consolidated Financial Statements

NOA

b) Net change in non-cash working capital
The table below represents the cash (used in) provided by non-cash working capital:

Year ended December 31,	2017	2016
Operating activities:
Accounts receivable	$(7,148)	$(15,344)
Unbilled revenue	(5,607)	1,600
Inventories	(1,288)	(1,437)
Prepaid expenses and deposits	(283)	126
Accounts payable	5,640	4,517
Accrued liabilities	1,904	4,144
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(247)	614
	$(7,029)	$(5,780)
23. Claims revenue

Year ended December 31,	2017	2016
Claims revenue recognized	$1,168	$1,171
The table below represents the classification of uncollected claims on the balance sheet:

	December 31, 2017	December 31, 2016
Accounts receivable	$358	$1,171
Unbilled revenue	7,662	7,088
	$8,020	$8,259
24. Investment in partnership
On April 1, 2017, the Company entered into a partnership agreement under the name "Dene North Site Services" with Dene Sky Site Services Ltd. ("Dene Sky"). The unincorporated partnership was formed for the purpose of establishing a strategic relation with a local operator in Northern Alberta in order to expand the Company's market opportunities in the region. The Company holds a 49% undivided ownership interest in the assets, liabilities and related revenue and expenses managed through the partnership agreement. The partnership agreement specifies that the economic activity and decision-making are jointly controlled and each partner is entitled to its share of the assets, liabilities, revenue and expenses.
The Company is contingently liable under the partnership agreement for its portion of the partnership’s obligations and liabilities that could arise from construction contracts, potential lawsuits, lease commitments and financing agreements.
At inception of the partnership, assets and liabilities were proportionately recognized within the Company's consolidated financial statements at 49% as follows:

Assets
Cash	$1,131
Inventory	29
Prepaid expenses	4
Property, plant and equipment	2,581
Total assets	$3,745

Liabilities
Capital lease obligation	$800
Long-term debt	637
Total liabilities	$1,437

Total consideration paid	$2,308

2017 Consolidated Financial Statements	30

NOA

The financial data for the Company's 49% interest included in the consolidated financial statements is summarized as follows:
Balance Sheet

	December 31, 2017	December 31, 2016
Assets
Current assets	$1,868	$—
Non-current assets	2,275	—
Total assets	$4,143	$—
Liabilities
Current liabilities	$1,094	$—
Long-term liabilities	1,141	—
Total liabilities	$2,235	$—

Net Assets	$1,908	$—
As at December 31, 2017, the Company had issued a loan to Dene North Site Services in the amount of $1,900, which is included in the above current liabilities at 49%. Upon consolidation, the net receivable amount is included in other assets (note 10(a)).
Statement of Operations and Comprehensive Loss

Year ended December 31,	2017	2016
Revenues	$4,310	$—
Gross profit (i)	3,908	—
Loss before taxes	(401)	—
Net loss and comprehensive loss(ii)	(401)	—
(i) Gross profit is defined as revenue less: project costs; equipment costs; and depreciation.
(ii) For income tax purposes, all income attributed to the partnership agreement is allocated to the partners pro-rata in accordance with their respective interest.
25. Employee benefit plans
The Company and its subsidiaries match voluntary contributions made by employees to their Registered Retirement Savings Plans to a maximum of 5% of base salary for each employee. Contributions made by the Company during the year ended December 31, 2017 were $877 (2016 – $865).
26. Related party transactions
On July 14, 2016, the Company appointed a new member to the Board of Directors. The director is currently the President and Chief Executive Officer of a business that subleases space from the Company. The sublease was entered into several years before the director's appointment.
For the year ended December 31, 2017, the Company received $332 in this related party transaction.
27. Comparative figures
Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year.

2017 Consolidated Financial Statements	31